Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Successor			Predecessor	Predecessor
	December 31,	December 31,	Period from November 17, through December 31,	Period from January 1, through November 16,	Year Ended December 31,
	2014	2013	2012	2012	2011	2010
	(dollars in thousands)
Fixed Charges:
Interest expense	$147,511	$114,476	$12,645	$106,620	$102,069	$69,534
Capitalized interest	—	—	—	—	—	—
Portion of rental expense which represents interest factor (1)	3,624	2,028	217	1,649	1,676	1,460

Total Fixed Charges	$151,135	$116,504	$12,862	$108,269	$103,745	$70,994

Earnings available for fixed charges:
Pretax loss from continuing operations	$(238,146)	$(120,921)	$(41,005)	$(149,674)	$(63,227)	$(24,638)
Distributed equity income of affiliated companies	—	—	216	6	39	15
Add: Fixed Charges	151,135	116,504	12,862	108,269	103,745	70,994

Total Earnings available for fixed charges	$(87,011)	$(4,417)	$(27,927)	$(41,399)	$40,557	$46,371

Earnings for the period were insufficient to cover fixed charges by the folling amounts:	$(238,146)	$(120,921)	$(40,789)	$(149,668)	$(63,188)	$(24,623)

Ratio of earnings to fixed charges (2)	NM	NM	NM	N/A	NM	NM

(1)	Represents the portion of rental expense deemed to be attributable to interest
(2)	NM - Not meaningful